EXHIBIT 99.1

Results of Annual General Meeting

Magal Security Systems Ltd. (the “Company”) advises that the 2014 Annual General Meeting of the Company (the “Meeting”) was held on September 11, 2014 at 17 Altalef Street, Industrial Zone, Yehud 5610001, Israel. The following resolutions were passed at the Meeting:

(1)
Election of  (A) Messrs. Jacob Berman, Barry Stiefel, Mark Rosenberg, Eitan Livneh, Doron Steiger and Yitzhak Zoran, our current directors who are not external directors, to hold office until the earlier of (i) our 2015 annual general meeting of shareholders and until their successors are elected and qualified, or (ii) the consummation of the Transaction (as described in the proxy statement), and (B) Messrs. Gillon Beck, Shmuel Vlodinger, Ron Ben-Haim¸ Ami Boehm, Pinchas Barel Buchris, and Avraham Bigger, in lieu of Messrs. Mark Rosenberg, Doron Steiger and Yitzhak Zoran, effective as of the consummation of the Transaction (and subject thereto) to hold office until our 2015 annual general meeting of shareholders and until their successors are elected and qualified.

(2)	Approval of the terms of compensation of Ms. Rinat Gazit, our company's Senior Vice President Mergers & Acquisitions.

(3)	Ratification and approval of Jacob Even-Ezra's retirement terms.

(4)
Ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2014, and to authorize our audit committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2013 was reviewed and discussed at the Meeting.

ABOUT MAGAL S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries - under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G - our 4th generation, cutting-edge hybrid PSIM with SEIM (Physical Security Information Management system integrated with Security Information & Event Management). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced outdoors CCTV / IVA technology and Cyber Security solutions.